SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Overland Storage, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)
690310107
(CUSIP Number)
Thomas D. Balliett Michael Kreiner Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 21, 2011
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No 690310107	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,079,319*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,079,319*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,079,319*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.8%**
14	TYPE OF REPORTING PERSON IA; CO
* Includes 1,246,458 shares which are issuable upon exercise of warrants.
**Percentages are based on 24,230,023 shares of Common Stock outstanding (14,330,520 shares of Common Stock as set forth in the Issuer’s 10-Q filed on February 16, 2011 and as adjusted to take account for shares and warrants issued in the March 21, 2011 Transaction – as defined below).

CUSIP No 690310107	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,079,319*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,079,319*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,079,319*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.8%**
14	TYPE OF REPORTING PERSON CO
* Includes 1,246,458 shares which are issuable upon exercise of warrants.
** Percentages are based on 24,230,023 shares of Common Stock outstanding (14,330,520 shares of Common Stock as set forth in the Issuer’s 10-Q filed on February 16, 2011 and as adjusted to take account for shares and warrants issued in the March 21, 2011 Transaction – as defined below).

CUSIP No 690310107	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,079,319*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,079,319*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,079,319*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.8%**
14	TYPE OF REPORTING PERSON IN
* Includes 1,246,458 shares which are issuable upon exercise of warrants.
** Percentages are based on 24,230,023 shares of Common Stock outstanding (14,330,520 shares of Common Stock as set forth in the Issuer’s 10-Q filed on February 16, 2011 and as adjusted to take account for shares and warrants issued in the March 21, 2011 Transaction – as defined below).

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of Common Stock, no par value per share (the "Shares"), of Overland Storage, Inc., a California corporation (the "Issuer"). The principal executive office of the Issuer is located at 9112 Spectrum Center Boulevard, San Diego, California.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG") and George Hall (“Mr. Hall” and collectively with CGI and CMAG, the “Reporting Persons”).

(b) The principal business address of CGI and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019.  The principal business address of CMAG is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CGI is investing for funds and accounts under its management.  Mr. Hall is the Chief Investment Officer and President of CGI.  The principal business of CMAG is to invest in securities.

(d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Shares reported herein were derived from available capital of CMAG.  A total of approximately $5,000,000 was paid to acquire such Shares.

Item 4.	PURPOSE OF TRANSACTION.

On March 21, 2011, the Reporting Persons purchased 2,832,861 Shares and warrants to purchase an additional 1,246,458 Shares exercisable at a price of $1.71 per warrant.

The Shares were acquired pursuant to a Purchase Agreement, dated as of March 16, 2011, among the Issuer, the Reporting Person and certain other investors (the “March 21, 2011 Transaction”).  Pursuant to a Registration Rights Agreement, dated as of March 21, 2011, among the same parties, the Issuer is obligated to register for resale by the Reporting Persons and certain other investors, all Shares and all shares issuable upon the exercise of the Warrants.

The Warrants expire on March 21, 2016. and are initially exercisable at an exercise price of $1.71/Warrant.  The exercise price of the Warrants is subject to adjustment upon the occurrence of certain events, including, without limitation, adjustments upon stock splits and combinations, stock dividends, distributions, mergers, consolidations and reorganizations.

Pursuant to the Purchase Agreement, Joseph De Perio, a representative of the Reporting Persons, was appointed to serve as a member of the Issuer's Board of Directors.

Pursuant to the Purchase Agreement, the Issuer agreed to amend its Shareholder Rights' Plan to alter the definition of the term "Restricted Person" thereunder so that a Share ownership threshold of 20%, rather than 15%, is required to be a Restricted Person.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, board composition, strategy and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 24,230,023 Shares outstanding, which includes 14,330,520 Shares outstanding as of February 7, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 16, 2011 for the period ended January 2, 2011, and as adjusted to take account for the Shares and warrants issued in the March 21, 2011 Transaction.

As of the close of business on March 21, 2011, the Reporting Persons may be deemed the beneficial owners of an aggregate of 4,079,319 Shares, including 1,246,458 shares issuable upon exercise of a warrant, constituting approximately 16.8% of the Shares outstanding.

(b) By virtue of investment management agreements with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 4,079,319 Shares beneficially owned by CMAG. By virtue of his direct and indirect control of CGI and CMAG, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI and CMAG has voting power or dispositive power.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1
Purchase Agreement, dated as of March 16, 2011, by and among the Issuer, the Reporting Persons and certain other investors (the “Purchase Agreement”) (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, as filed with the SEC on March 22, 2011).

Exhibit 2
Form of Common Stock Purchase Warrant, dated as of March 21, 2011, issued by the Issuer to each purchaser party to the Purchase Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, as filed with the SEC on March 22, 2011).

Exhibit 3
Registration Rights Agreement, dated as of March 21, 2011, by and among the Issuer, the Reporting Persons, certain other investors and Roth Capital Partners, LLC (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K, as filed with the SEC on March 22, 2011).

Exhibit 4	Joint Filing Agreement, dated March 24, 2011.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2011

CLINTON GROUP, INC.
By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc. its investment Manager
By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

George Hall
/s/ George Hall

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name	Position
George Hall	Director and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

The following sets forth the name, citizenship, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG.

CLINTON MAGNOLIA MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church  Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON MAGNOLIA MASTER FUND, LTD.

EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
March 21, 2011	2,832,861	1.77

OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)